First Physicians Capital Group, Inc.
433 North Camden Drive, #810
Beverly Hills, California 90210

By EDGAR Transmission

March 24, 2011

United States
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:  First Physicians Capital Group, Inc.

Form 10-K for Fiscal Year Ended September 30, 2010
Filed February 14, 2011
File No. 000-30326

Dear Mr. Foley:

On behalf of First Physicians Capital Group, Inc. (“FPCG” or the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 15, 2011, providing the Staff’s comment with respect to the above referenced Annual Report on Form 10-K for Fiscal Year Ended September 30, 2010 (the “Form 10-K”).

We appreciate the comment of the Staff to the Form 10-K and the opportunity to respond. For the convenience of the Staff, the Staff’s comment is included and followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we” and “our” refer to the Company.

1. Please confirm whether Mr. Sean Kirrane is currently acting in the capacity of your Principal Financial Officer. If he is, please indicate such in your future filings, both here and in the certifications included in Exhibits 31.2 and 32.2. If he is not, please amend your annual report to provide the signature and the certifications of the person who is acting as your Principal Financial Officer.

Mr. Sean Kirranne is currently acting in the capacity of our Principal Financial Officer, and was acting in such capacity at the time of the filing of the Form 10-K. In our future filings, including the filing of this response and in Exhibits 31.2 and 32.2, we will indicate such.

In addition to our response to the aforementioned question, we acknowledge that:

•	FPCG is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FPCG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to contact David Hirschhorn, our Chief Executive Officer, at (310) 860-2501or at davidtig3@yahoo.com.

Sincerely,

First Physicians Capital Group, Inc.

/s/ David Hirschhorn
David Hirschhorn
Chief Executive Officer